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                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7





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                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $15,269

COST OF OPERATION                                           14,734

OPERATING INCOME                                               535

NONOPERATING INCOME                                             70

INCOME BEFORE INTEREST CHARGES                                 605

INTEREST CHARGES - to Parent Company                             3

INCOME BEFORE FEDERAL INCOME TAXES                             602

FEDERAL INCOME TAXES                                           317

NET INCOME                                                 $   285



                    STATEMENT OF RETAINED EARNINGS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                              $1,893

NET INCOME                                                     285

CASH DIVIDENDS DECLARED                                      1,988

BALANCE AT END OF PERIOD                                    $  190


The common stock of the Company is wholly owned by Ohio Power Company.

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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         September 30,
                                                             1997
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $60,526
  Construction Work in Progress                                 558
         Total Mining Plant                                  61,084
  Accumulated Depreciation and Amortization                  34,106

         NET MINING PLANT                                    26,978

CURRENT ASSETS:
  Cash and Cash Equivalents                                   2,256
  Accounts Receivable:
    General                                                   2,912
    Affiliated Companies                                      7,193
  Coal                                                            3
  Materials and Supplies                                      3,658
  Other                                                         329

         TOTAL CURRENT ASSETS                                16,351

REGULATORY ASSETS                                             5,077

DEFERRED INCOME TAXES                                         3,587

DEFERRED CHARGES                                                315

           TOTAL                                            $52,308


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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                        September 30,
                                                            1997
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $100:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                             $   406
  Paid-in Capital                                           10,470
  Retained Earnings                                            190

         TOTAL SHAREHOLDER'S EQUITY                         11,066

LONG-TERM DEBT:
  Finance Obligations                                        7,283
  Advances from Parent Company                                 225

         TOTAL LONG-TERM DEBT                                7,508

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           1,681
  Accrued Postretirement Benefits Other Than Pensions        8,013
  Operating Reserves                                        11,621

         TOTAL OTHER NONCURRENT LIABILITIES                 21,315

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           570
  Accounts Payable:
    General                                                  1,446
    Affiliated Companies                                       976
  Taxes Accrued                                                417
  Accrued Vacation Pay                                         818
  Workers' Compensation Claims                               2,534
  Obligations Under Capital Leases                           1,094
  Other                                                      1,101

         TOTAL CURRENT LIABILITIES                           8,956

REGULATORY LIABILITIES                                       3,396

DEFERRED CREDITS                                                67

           TOTAL                                           $52,308


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                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.

   On October 1, 1997 the Company returned $2,000,000 to its parent out of capital and reduced the par value of its authorized common shares from $100 per share to $0.10 per share, thereby reducing its stated capital from $406,000 to $406. The Company was authorized by HCAR No. 26573 to reduce its stated capital and to return to its parent $11,048,000 out of capital surplus through December 31, 1998.


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                         WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997
                    (in thousands, except as noted)
                                                                                                       July through
                                                                                                         September
                                                                                                            1997
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $    406
            Paid-in Capital                                                                                10,470
            Excess of Acquisition Cost Over Net Book Value                                                    172
                                                                                                           11,048
       B. Rate of Return Allowable per HCAR No. 26573: 10.29% per annum, 2.5725% per quarter              .025725

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $    285
            2. Year-to-Date                                                                              $    910

       D. Net Income per Statement of Income                                                             $    285
            Add: Interest Charges                                                                               3
            Less: Nonoperating Income                                                                          70

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $    218
            2. Year-to-Date                                                                              $    767

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 15,051

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                                218

       C. Cost Applicable to Current Quarter Coal Billings                                                 15,269
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    5,408
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $  9,861

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                 47,208

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                          $208.88

(a)    As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.

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                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997


                                                       (in thousands)

Direct Labor-UMW*                                          $   668
Indirect Labor-UMW*                                          1,591
Benefits-UMW*                                                1,719
Salaries and Benefits-Nonunion                               1,427
Operating Supplies                                           1,087
Repair Parts and Materials                                   1,990
Electricity and Other Utilities                                447
Outside Services-Maintenance, Haulage and Reclamation        1,574
Taxes Other Than Federal Income Taxes**                      1,179
Rental of Equipment                                            865
Depreciation, Depletion and Amortization                       993
Royalties                                                      376
Reclamation                                                    467
Mining Cost Normalization***                                  (914)
Other Production Costs                                       1,226

Subtotal                                                    14,695

Transfers of Production Costs (to)/from Coal Inventory          39

          Total                                            $14,734

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           September 30, 1997
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   634    $  -       $   634

Mining Structures and Equipment       48,570     28,115     20,455

Coal Interests (net of depletion)      1,281       -         1,281

Mine Development Costs                10,041      5,991      4,050

    Total Mining Plant
      in Service                     $60,526    $34,106    $26,420